Auditors’ Report and Consolidated Financial Statements of

December 31, 2005 and 2004

Report of Independent Registered Chartered Accountants

To the Directors of

Asia Pacific Resources Ltd.

We have audited the consolidated balance sheets of Asia Pacific Resources Ltd. (an exploration stage enterprise) as at December 31, 2005 and December 31, 2004 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003 and the cumulative period from inception, January 26, 1986, to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the period from inception, January 26, 1986, to December 31, 2005, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 and the cumulative period from inception, January 26, 1986, to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Chartered Accountants Vancouver, British Columbia March 29, 2006

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 29, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Chartered Accountants Vancouver, British Columbia March 29, 2006

Member of
Deloitte Touche Tohmatsu

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	December 31,
	2005	2004
ASSETS
CURRENT
Cash and cash equivalents	$2,272,231	$7,138,196
Accounts receivable	10,063	4,704
Prepaid expenses	32,108	54,072
Other current assets	33,342	99,028
	2,347,744	7,296,000
DEPOSIT	97,585	-
INVESTMENT IN POTASH CONCESSION (Note 3)	91,299,160	90,749,721
INVESTMENT IN LAND (Note 4)	8,016,053	7,946,308
PROPERTY AND EQUIPMENT (Note 5)	288,825	255,108
	$102,049,367	$106,247,137
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$275,482	$328,840
FUTURE INCOME TAXES (Note 8)	13,059,747	14,231,127
	13,335,229	14,559,967
SHAREHOLDERS' EQUITY
Share capital (Note 7)	170,395,625	169,939,997
Contributed surplus (Note 7 (e))	1,747,404	2,279,398
Deficit	(83,428,891)	(80,532,225)
	88,714,138	91,687,170
	$102,049,367	$106,247,137

GOING CONCERN (Note 1)
COMMITMENTS (Note 11)
CONTINGENCIES (Note 12)

APPROVED BY THE DIRECTORS

/s/ John Bovard                        /s/ Robert Connochie
John Bovard, Director             Robert G. Connochie, Director

See accompanying notes to the consolidated financial statements.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Statements of Loss and Deficit
(Expressed in Canadian dollars)

	Cumulative
	from inception	Year ended	Year ended	Year ended
	to December 31,	December 31,	December 31,	December 31,
	2005	2005	2004	2003
EXPENSES
Accounting and legal	$3,711,846	$ 585,722	$392,176	$ 680,959
Amortization of property and equipment	829,434	74,560	44,010	58,248
Amortization of deferred financing costs	3,127,999	-	-	-
Consulting	6,236,560	984,208	717,304	841,663
Interest and bank charges	32,716,518	8,016	38,923	8,145
Office and miscellaneous	4,420,852	428,597	376,484	354,708
Promotion and travel	9,035,291	749,098	1,043,914	1,251,007
Rent	1,482,691	100,489	85,366	127,453
Salaries	14,367,214	1,426,650	1,076,700	1,281,060
Stock compensation expense	557,244	(485,217)	(127,895)	1,055,713
Transfer fees and filing costs	1,000,578	59,513	61,822	138,102
	77,486,227	3,931,636	3,708,804	5,797,058
LOSS BEFORE THE UNDERNOTED ITEMS	(77,486,227)	(3,931,636)	(3,708,804)	(5,797,058)
INTEREST AND OTHER INCOME	4,214,033	106,679	66,144	93,057
FOREIGN EXCHANGE (LOSS) GAIN	(3,570,391)	932,000	(43,139)	1,001,817
LOSS ON SALE OF INVESTMENTS	(1,806,532)	-	-	-
WRITE-DOWN OF INVESTMENTS	(4,380,918)	-	-	-
WRITE-OFF OF INTEREST IN
MINERAL CLAIM	(715,920)	-	-	-
SHARE OF NET LOSS ON EQUITY
INVESTMENT	(701,190)	-	-	-
WRITE OFF OF EQUIPMENT	(65,937)	(3,709)	-	(62,228)
LOSS BEFORE INCOME TAXES	(84,513,082)	(2,896,666)	(3,685,799)	(4,764,412)
INCOME TAX RECOVERY (Note 8)
Current	783,379	-	-	-
Future	2,475,613	-	-	-
NET LOSS FOR THE PERIOD	(81,254,090)	(2,896,666)	(3,685,799)	(4,764,412)
DEFICIT, BEGINNING OF PERIOD	-	(80,532,225)	(76,846,426)	(72,082,014)
DIVIDEND IN KIND (Note 14)	(2,174,801)	-	-	-
DEFICIT, END OF PERIOD	$(83,428,891)	$ (83,428,891)	$(80,532,225)	$ (76,846,426)
LOSS PER SHARE		$ (0.00)	$(0.01)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING		598,251,738	541,283,157	462,458,653

See accompanying notes to the consolidated financial statements.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Cumulative
	from inception	Year ended	Year ended	Year ended
	to December 31,	December 31,	December 31,	December 31,
	2005	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(81,254,090)	$(2,896,666)	$(3,685,799)	$(4,764,412)
Items not involving cash
Accretion of liability component of
convertible debentures	4,985,439	-	-	-
Interest payable on convertible debentures	25,701,868	-	31,160	-
Amortization of property and equipment	829,434	74,560	44,010	58,248
Amortization of deferred financing costs	3,127,999	-	-	-
Loss on sale of investments	1,806,532	-	-	-
Write off of equipment	65,937	3,709	-	62,228
Stock compensation expense	590,244	(485,217)	(94,895)	1,055,713
Write-down of investments	4,380,918	-	-	-
Write-off of interest in mineral claims	715,920	-	-	-
Share of net loss on equity investment	701,190	-	-	-
Foreign exchange loss (gain) and other	(269,620)	(1,171,380)	(789,648)	(1,327,683)
Future income tax recovery	(2,475,613)	-	-	-
Change in non-cash operating working
capital items (Note 9)	199,969	28,933	36,124	(488,233)
	(40,893,873)	(4,446,061)	(4,459,048)	(5,404,139)
CASH FLOWS FROM FINANCING ACTIVITIES
Issue of share capital	98,756,829	408,851	9,160,279	2,175,210
Deferred financing costs	(683,894)	-	-	-
Convertible debentures, issued for cash	39,817,408	-	2,752,600	-
Convertible debenture, issue costs	(2,885,028)	-	-	-
Payment of withholding tax on convertible			-	-
debentures	(2,070,561)	-	-	-
	132,934,754	408,851	11,912,879	2,175,210
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(1,452,825)	(112,039)	(157,368)	(51,662)
Net proceeds on sale of assets	355,592	53	-	-
Investment in Metro Resources Company Ltd.;
less cash acquired at acquisition	(43,939,630)	-	-	-
Investment in land	(6,763,699)	(69,745)	(5,722)	(46,317)
Investment in potash concession	(29,032,070)	(549,439)	(793,305)	(2,129,240)
Deposit	(97,585)	(97,585)	257,027	6,565
Purchase of investments	(12,077,910)	-	-	-
Proceeds on sale of investments	3,880,897	-	-	-
Mineral claims expenditures	(641,420)	-	-	-
	(89,768,650)	(828,755)	(699,368)	(2,220,654)
NET CASH INFLOW (OUTFLOW)	2,272,231	(4,865,965)	6,754,463	(5,449,583)
CASH AND CASH EQUIVALENTS, BEGINNING
OF PERIOD	-	7,138,196	383,733	5,833,316
CASH AND CASH EQUIVALENTS, END OF
PERIOD (Note 9)	$2,272,231	$2,272,231	$7,138,196	$383,733

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2004, the Company issued 27,837,602 common shares upon conversion of a convertible note and related interest payable at a value of $2,783,760 (Note 6); 2,408,163 common shares and 2,408,163 common share purchase warrants as a success fee payment in the aggregate amount of $375,921 (Note 12 (b)); 9,936,850 broker warrants to purchase up to 9,936,850 common shares and 9,963,850 common share purchase warrants in the amount of $1,266,034 (Note 7 (b)(iii)) and on January 28, 2005 issued 200,000 common shares for compensation included in contributed surplus at December 31, 2004.

See accompanying notes to the consolidated financial statements.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

1. GOING CONCERN
These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the year ended December 31, 2005, the Company incurred a net loss of approximately $2.9 million (year ended December 31, 2004 - $3.7 million; year ended December 31, 2003 - $4.8 million) and at December 31, 2005 had an accumulated deficit of $83.4 million (December 31, 2004 - $80.5 million). At December 31, 2005, the Company had cash of $2.3 million.

In May 2003, the Company applied for a mining license to develop and operate a potash mine on the portion of its potash concession known as the Udon South deposit. Grant of the mining licenses is subject to review and consideration by the Government of Thailand (the Government) and to a public review pursuant to Thailand’s Mining Law. A fee of US$5.0 million is payable to the Government on receipt of the mining license.

Continuation of the Company as a going concern is dependent upon the continued support of its shareholders, its ability to raise funds to complete development of its potash concession and ultimately achieve profitable operations including the successful receipt of a mining license from the Government, or, alternatively, the successful sale of all or an interest in the potash concession.

The Company has been engaged in discussions with prospective partners to secure financing, a co-development arrangement or sale of all or a portion of the potash concession. As discussed in Note 16, the Company has entered into a pre-acquisition agreement for a cash takeover which, subject to certain terms and conditions, will result in an offer (the “Offer”) to purchase not less than two-thirds of the common shares of the Company for a price of $0.1425 per share. There is no assurance that the Offer will be concluded successfully.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to obtain financing or the mining license to complete development of its potash concession or continue as a going concern.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Significant differences between Canadian GAAP and United States generally accepted accounting principles as they relate to the Company are described in Note 17. Specific accounting policies are as follows:

(a) Basis of consolidation

The financial statements include the accounts of the Company and its principal subsidiary, Asia Pacific Potash Corporation (“APPC”), a company which holds a potash concession in Thailand (Note 3). The Company has a 90% beneficial interest in APPC, however as the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC, 100% of the operations of APPC are consolidated in the accounts of the Company.

The Company consolidates those entities which are controlled by the Company.

Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structure, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company believes that it does not have any VIEs subject to consolidation.

All intercompany balances and transactions have been eliminated upon consolidation.

(b) Property and equipment

Equipment is stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method, based on the estimated useful lives of the assets as follows:

Furniture, fixtures and computer equipment	5 years
Exploration equipment	5 years
Vehicles	5 years
Leasehold improvements	Over the lease term

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Foreign currency translation

Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company’s integrated subsidiaries, have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation have been included in the statement of loss.

(d) Potash concession

The Company capitalizes all direct exploration and development expenditures related to the Potash Concession until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

Management reviews the carrying value of the potash concession and related property at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company, the status of the Company’s exploration and mining rights and the assumptions and conclusions included in mining feasibility studies.

If the Company has reason to believe that impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable tons of potash (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) along with estimated future potash prices and estimated future operating and capital costs of construction. The inclusion of mineral resources is based on various information, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate that the potash is commercially recoverable.

Projected future cash flows cover the known potash reserves at Udon South at this time. If the future estimated undiscounted cash flows are less than the carrying value of the assets then the assets would be written down to fair value and the write off charged to earnings in the current period.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Stock-based compensation plans

The Company records stock-based compensation to employees and others based on the fair value at the date of grant.

The exercise price of certain outstanding stock options granted under the Company’s 2002 stock-based compensation plan increases in future periods in accordance with the terms of the plan (Note 7 (d)) while certain other options have a fixed exercise price. In 2002 management concluded that the fair value of the variable stock options could not be reasonably determined until the option exercise price is fixed. When fair value is not reasonably determinable at the date of grant, the value of compensation to be recorded is measured each period based on the excess of the current stock price over the exercise price of the stock option at the end of the period. The recorded compensation expense is adjusted to the actual fair value when the exercise price becomes known. In 2005 the exercise price of these variable stock options became fixed and the fair value of the options was estimated using the Black-Scholes option pricing model. For options with a fixed price, stock-based compensation is calculated using the Black-Scholes option pricing model.

(f) Loss per share

The Company’s diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.

(g) Future income taxes

The Company accounts for income taxes using the asset and liability method whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such loss ultimately will be utilized. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant balances and transactions affected by management estimates include the valuation of the potash concession, future income taxes, stock compensation expense, the validity of the going concern assumption and contingencies. Actual results could differ from those estimates.

(i) Asset retirement obligations

The Company estimates the present value of asset retirement obligations when the related obligation is incurred and records it as a liability with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the related asset on a units-of-production basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

(j) Comparative figures

Certain of the prior year’s comparative figures have been reclassified to conform with the current year’s presentation.

3. INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	December 31,	December 31,
	2005	2004
Balance, beginning of year	$90,749,721	$89,580,496
Deferred exploration and development expenditures	549,439	1,169,225
Balance, end of year	$91,299,160	$90,749,721

The Company holds a 90% beneficial interest in APPC, a company which holds two potash deposits, Udon South and Udon North, situated in Udon Thani in northeast Thailand, and the Government of Thailand has a 10% carried interest. The Company will recoup the Government of Thailand’s 10% share of exploration, development and capital expenditures out of the Government’s share of dividends from the net profits of APPC, if any, once commercial production has commenced.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

3. INVESTMENT IN POTASH CONCESSION (Continued)

On June 4, 2001, the Department of Mineral Resources of Thailand (“DMR”) issued to APPC twelve special prospecting licenses (“SPLs”), pursuant to a June 4, 1993 Concession Agreement with APPC and the Ministry of Industry of Thailand.

APPC filed a Mining License application for Udon South on May 29, 2003 and the Government commenced processing of this application under the terms of revised mining regulations in Thailand early in 2004. The Company must receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of US$5.0 million is payable on receipt of the Mining License.

On November 3, 2004, APPC applied for a Mining License over the majority of the land originally held under SPLs containing all of the areas where previous exploration by drilling and seismic work had identified potash resources in connection with the Udon North deposit. Advisors who provided services in connection with the application for this Mining License were issued common shares and common share purchase warrants of the Company (Note 7 (b)(v)) with a total fair value of $375,921 that was deferred as a cost of the concession.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

4. INVESTMENT IN LAND

The investment in land consists of a beneficial interest in certain property located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit. The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

	December 31,	December 31,
	2005	2004
Balance, beginning of year	$7,946,308	$7,940,586
Title maintenance and related costs	69,745	5,722
Balance, end of year	$8,016,053	$7,946,308

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

5. PROPERTY AND EQUIPMENT

		December 31,		December 31,
		2005		2004
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Furniture and fixtures	$294,377	$245,420	$48,957	$58,026
Exploration equipment	11,598	11,598
Vehicles	32,594	32,363	231	231
Leasehold improvements	118,321	18,010	100,311	47,354
Computer equipment	301,716	162,390	139,326	149,497
	$758,606	$469,781	$288,825	$255,108

6. CONVERSION OF CONVERTIBLE DEBENTURES AND NOTES

On January 16, 2004 Olympus Capital Holdings Asia I, L.P. (“Olympus”) advanced a US$0.5 million convertible loan to the Company with an interest rate of 5% per annum for working capital purposes. On March 22, 2004 Olympus advanced an additional US$1.5 million loan on the same terms. On May 27, 2004, the loans and accrued interest were converted into equity on the same terms as a private placement as described in Note 7 (b)(iii).

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

7. SHARE CAPITAL

(a) Authorized

The authorized share capital is unlimited.

(b) Issued

Details of share capital since inception at January 26, 1986 to December 31, 2005 are as follows:

	Number
	of shares	Amount
Issued for cash on incorporation	1,350,000	$157,500
Balance at February 28, 1987	1,350,000	157,500
Issued for cash on private placement	140,000	70,000
Issued for cash on public offering	350,000	157,500
Issued for property	50,000	74,500
Issued pursuant to flow through agreements	279,999	254,301
Balance at February 29, 1988	2,169,999	713,801
Issued for cash on private placement	7,277,777	3,525,000
Issued for cash on exercise of warrants	5,500,000	2,200,000
Issued pursuant to flow through agreements	1	-
Balance at February 28, 1989	14,947,777	6,438,801
Issued for cash on private placement	5,000,000	1,500,000
Balance at February 28, 1990	19,947,777	7,938,801
Issued for cash on private placement	3,400,000	510,000
Balance at February 28, 1991 and 1992	23,347,777	8,448,801
Issued for cash on private placement	1,000,000	350,000
Issued for cash on exercise of options	430,000	86,000
Issued for cash on exercise of warrants	3,400,000	595,000
Balance at February 28, 1993	28,177,777	9,479,801
Issued for cash on private placement	4,750,000	6,600,000
Issued as finder's fee on private placement	50,000	25,000
Balance at February 28, 1994	32,977,777	16,104,801
Issued for cash on exercise of warrants	875,000	1,575,000
Balance at February 28, 1995	33,852,777	17,679,801
Issued for cash on exercise of stock options	2,234,200	1,030,045
Issued for cash on private placement	6,000,000	14,742,000
Issued for cash on exercise of warrants	3,235,000	9,016,500
Balance at February 28, 1996, carried forward	45,321,977	42,468,346

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

7. SHARE CAPITAL (Continued)

(b) Issued (continued)

	Number
	of shares	Amount
Balance at February 28, 1996, brought forward	45,321,977	$42,468,346
Issued for cash on exercise of stock options	1,267,300	3,627,430
Issued for cash on exercise of warrants	1,640,000	6,396,000
Balance at February 28, 1997	48,229,277	52,491,776
Issued for cash on exercise of stock options	57,000	259,350
Balance at February 28, 1998	48,286,277	52,751,126
Issued for cash on exercise of stock options	103,000	272,450
Issued on private placement	3,000,000	11,175,695
Issued in exchange for Metro shares	615,428	1,957,061
Balance at February 28, 1999	52,004,705	66,156,332
Issued for cash on private placement	2,400,000	5,896,153
Issued for cash on exercise of stock options	63,000	127,050
Balance at February 29, 2000 and February 28, 2001	54,467,705	72,179,535
Issued for cash on private placement	5,625,636	3,057,459
Balance at February 28, 2002	60,093,341	75,236,994
Issued on conversion of convertible
debentures	312,971,396	67,579,715
Issued for cash on rights offering	69,160,265	13,832,056
Grant of unvested shares (i)	-	78,500
Balance at December 31, 2002	442,225,002	156,727,265
Issued for cash on private placement (ii)	21,751,896	2,175,190
Issued for warrant exercise	50	20
Issue of vested shares pursuant to employment
contract (i)	392,500	-
Balance at December 31, 2003	464,369,448	158,902,475
Issued on private placement, net of issue costs (iii)	99,368,500	7,744,911
Issued on conversion of note and accrued interest (iii)	27,837,602	2,783,760
Issued on exercise of warrants (iii)	900,000	112,500
Issued on exercise of stock options	483,333	56,800
Issued pursuant to success fee (iv)	2,408,163	339,551
Balance at December 31, 2004	595,367,046	169,939,997
Issued on exercise of warrants (iii)	3,000,000	375,000
Issued on exercise of broker warrants	211,750	38,128
Issued at fair value for compensation (v)	300,000	42,500
Balance at December 31, 2005	598,878,796	$170,395,625

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

7. SHARE CAPITAL (Continued)

(b) Issued (continued)

i. Effective April 1, 2002, the Company granted 392,500 shares to the CEO that vested and were issued on April 1, 2003. The Company amortized the fair value of the shares on the grant date, in the amount of $78,500, over the vesting period.

ii. During the year ended December 31, 2003, the Company completed a private placement consisting of 21,751,896 common shares for gross proceeds of $2,175,190.

iii. On May 27, 2004 the Company completed a private placement of 99,368,500 units at a price of $0.10 per unit for cash proceeds of $9,010,945 (gross proceeds of $9,936,850 less cash issue costs of $925,905). In addition, US$2 million of convertible notes together with accrued interest were converted into 27,837,602 units. Each unit consisted of one common share and one common share purchase warrant of the Company. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.125 until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice from the Company of the issuance of a mining license by the Thai authorities in connection with the Company’s properties relating to the Udon Thani Potash Concession. During the year ended December 31, 2005 3,000,000 warrants were exercised for cash proceeds of $375,000. During the year ended December 31,

2004 900,000 warrants were exercised for cash proceeds of $112,500. In connection with the private placement, the Company issued 9,936,850 broker warrants. Each broker warrant entitles the holder to purchase one broker unit at a price of $0.115 for each broker warrant exercised. Each broker unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at a price of $0.125 until May 26, 2006. The fair value of the broker units in the amount of $1,266,034 was recorded in contributed surplus and as a share issue cost and was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of 128%, an average annual risk free rate of 3% and an estimated life of one year. During the year ended December 31, 2005 211,750 broker warrants were exercised for cash proceeds of $24,351 and on exercise $13,777 of the fair value recorded in contributed surplus has been allocated to share capital.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

7. SHARE CAPITAL (Continued)

(b) Issued (continued)

iv. On November 3, 2004 the Company issued 2,408,163 common shares and 2,408,163 common share purchase warrants pursuant to a success fee agreement dated February 13, 2004 with specialist advisors retained to assist the Company to secure its rights pursuant to the Udon North Concession Agreement. The common share purchase warrants were exercisable at $0.17 until they expired unexercised on May 2, 2005. The fair value of the shares of $339,551 and share purchase warrants of $36,370 was capitalized as a direct cost of securing tenure over the Udon North deposit. The fair value of the share purchase warrants was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of 57%, an average annual risk free rate of 3% and an estimated life of six months.

v. Pursuant to the 2002 Stock Option Plan, the Company reserved for issue 300,000 common shares for issuance to its Chief Financial Officer as additional compensation as to 100,000 common shares in each of 2003, 2004 and 2005. In the year ended December 31, 2004, $33,000 was expensed to Consulting Fees for 200,000 shares issued on January 28, 2005. In the year ended December 31, 2005, $9,500 was expensed to consulting fees for 100,000 common shares issued on December 15, 2005.

(c) Stock purchase warrants

Warrants outstanding at December 31, 2005:

Number of	Exercise
shares	prices	Expiry date
123,517,852	$0.125	May	26,	2006	(1)
9,725,100	0.115	May	26,	2006	(2)
9,725,100	0.125	May	26,	2006	(3)
142,968,052

(1)	Each warrant entitles the holder to acquire one common share of the Company at a price of Cdn$0.125 from the date of issue until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice by the Company of the issuance of the Udon South Mining License.

(2)	Each broker warrant entitles to holder to purchase one broker unit at a price of $0.115 for each broker warrant exercised. Each broker unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share at a price of $0.125 until May 26, 2006.

(3)	These common share purchase warrants are not outstanding at December 31, 2005 but are included in the broker units described in (2) above.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

7. SHARE CAPITAL (Continued)

(c) Stock purchase warrants (continued)

Warrant activity for the previous two years is as follows:

		Weighted
		average
	Number of	exercise
	shares	price
Balance, December 31, 2003	-	$-
Issued	139,551,115	0.130
Exercised	(900,000)	0.125
Balance, December 31, 2004	138,651,115	0.130
Issued	211,750	0.125
Expired	(2,408,163)	(0.170)
Exercised	(3,211,750)	(0.120)
Balance, December 31, 2005	133,242,952	$0.120

(d) Stock options

On June 28, 2002 the shareholders of the Company adopted a stock option plan (the “2002 Plan”). Options granted on September 9, 2002, November 24, 2002 and September 6, 2004 under the 2002 Plan vest over three years as to one-third on each anniversary of the grant date and expire after five years if unexercised. The exercise price of $0.09, $0.07 and $0.10 respectively, for all unexercised options increases by 10% per year compounded annually beginning on the second anniversary of the grant date. Options granted on May 19, 2003 under the 2002 Plan vest over three years. The exercise price of these options is fixed at $0.065 and the options expire in five years if unexercised.

In accordance with the accounting policy described in Note 2(e) the Company has recorded a recovery of stock compensation expense of $543,929 (December 31, 2004 - recovery of $145,449) for the variable exercise priced options granted in 2002. These options were valued at each balance sheet date based on the excess of the current stock price over the exercise price. On September 9 and November 24, 2005, the exercise price of the variable price options granted in September and November 2002 was fixed and a final fair value was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of 65%, an average annual risk free interest rate of 3.5% and an expected remaining life of one year.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings in 2005 of $58,712 (2004 - $17,553) for amortization of stock-based compensation expense for options vesting in 2005 that were granted in 2003 and 2004.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

7. SHARE CAPITAL (Continued)

(d) Stock options (continued)

A summary of share option activity is as follows:

	Options outstanding
	Number of	Weighted
	common	average
	shares	exercise price
Balance, February 28, 1999	7,040,000	$2.86
Granted	1,080,000	3.65
Cancelled	(680,000)	3.15
Exercised	(63,000)	2.02
Balance, February 29, 2000	7,377,000	2.95
Cancelled	(162,000)	3.60
Balance, February 28, 2001	7,215,000	2.94
Cancelled	(3,782,000)	3.07
Balance, February 28, 2002	3,433,000	2.90
Granted	23,124,500	0.09
Cancelled	(3,046,000)	2.84
Balance, December 31, 2002	23,511,500	0.14
Granted	1,000,000	0.07
Expired	(2,687,000)	(0.44)
Balance, December 31, 2003	21,824,500	0.10
Granted	1,000,000	0.10
Expired/cancelled	(766,667)	(0.52)
Exercised	(483,333)	(0.08)
Balance, December 31, 2004	21,574,500	0.10
Cancelled	(3,520,000)	(0.10)
Balance, December 31, 2005	18,054,500	$0.10

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

7. SHARE CAPITAL (Continued)

(d) Stock options (continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2005:

Number		Number	Exercise
of options		of options	price
outstanding		exercisable	per share		Expiry date
15,104,500	*	15,104,500	$0.1089		September 9, 2007
1,200,000	*	1,200,000	0.0847		November 24, 2007
750,000	*	500,000	0.0650		May 18, 2008
1,000,000	**	333,333	0.1000	**	September 6, 2009
18,054,500		17,137,833	$0.1000

* These options now have a fixed exercise price.

** The exercise price of these options increase by 10% per year compounded annually beginning on the second anniversary of the grant date for all unexercised options.

The weighted average exercise price of the 17,137,833 exercisable stock options at December 31, 2005 is $0.11.

Stock options outstanding at December 31, 2005 consist of 18,054,500 options of which 1,000,000 have a variable exercise price as described above. The weighted average exercise price on these options has been calculated based on the exercise price which is effective until the next anniversary of the grant date.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

7. SHARE CAPITAL (Continued)

(e) Contributed surplus

Balance at December 31, 2001	$
Stock compensation expense		55,500
Unamortized value of unvested shares		(19,357)
Balance at December 31, 2002		36,143
Amortization of unvested shares (Note 7 (b)(ii))		19,357
Stock compensation expense (Note 7 (d))		1,036,356
Balance at December 31, 2003		1,091,856
Stock compensation expense (recovery) (Note 7 (d))		(127,895)
Stock option exercises		(19,967)
Warrants issued pursuant to success fee (Note 7 (b)(v))		36,370
Fair value of Broker Units (Note 7 (b)(iv))		1,266,034
Fair value of shares to be issued for compensation (Note 7 (b)(vi))		33,000
Balance at December 31, 2004		2,279,398
Stock compensation expense (recovery) (Note 7 (d))		(485,217)
Broker Units exercised (Note 7 (b)(iv))		(13,777)
Shares issued for compensation (Note 7 (b)(vi))		(33,000)
Balance at December 31, 2005		$1,747,404

(f) Shareholder rights plan

On July 17, 1996, the Company adopted a shareholder rights plan (the “Plan”). Generally, if any person or group makes a take-over bid other than a bid permitted under the Plan (a “Permitted Bid”) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle the holders of share purchase rights to purchase common shares of the Company at 50% of the prevailing market price. A take-over bid for the Company can avoid the dilutive effects of the share purchase rights and therefore become a Permitted Bid if it complies with certain specified provisions in the Plan. The Plan is required to be reconfirmed every three years. The plan was not presented for reconfirmation at the Annual General Meeting of the Company held on April 15, 2005 and therefore lapsed on that date.

8. INCOME TAXES

The Company’s actual income tax recovery differs from the income tax recovery which would result from applying the statutory tax rate to loss before income taxes primarily as a result of not recording the potential tax recovery of operating losses and other non-taxable items and the statutory rate differences between Canada and foreign jurisdictions.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

8. INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference at December 31, 2005 that gives rise to the Company’s future income tax assets and liabilities are as follows:

	December 31,	December 31,
	2005	2004
Future tax assets
Non-capital loss carryforwards	$5,383,469	$5,030,761
Deferred financing costs	239,217	369,696
Other	41,156	39,790
	5,663,842	5,440,247
Less: Valuation allowance	(5,663,842)	(5,440,247)
Net future tax assets	$-	$-
	December 31,	December 31,
	2005	2004
Future tax liabilities
Potash concession	$13,059,747	$14,231,127

The Company has estimated non-capital loss carryforwards in Canada of approximately $9.8 million which can be applied to reduce future Canadian income taxes payable and will expire in 2009 through 2015. In addition, the Company has estimated tax losses in Thailand of approximately $6.8 million. The Company expects to receive certain tax incentives in Thailand, including an exemption from income tax for up to 8 years from the start of commercial production of its potash concession, plus various tax rate reductions and incentives thereafter which make it unlikely that the available tax losses in Thailand will be able to be utilized prior to expiry. The potential future tax benefit of all of these loss carryforwards has not been recognized in these financial statements.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

9. OTHER CASH FLOW INFORMATION

(i) Change in non-cash operating working capital items

	Cumulative
	from inception	Year ended	Year ended	Year ended
	to December 31,	December 31,	December 31,	December 31,
	2005	2005	2004	2003
Decrease (increase) in:
Accounts receivable	$(10,063)	$(5,359)	$89,907	$(799)
Prepaid expenses	(32,108)	21,964	114,804	(45,574)
Other current assets	(33,342)	65,686	(92,477)	42,543
Increase (decrease) in:
Accounts payable and
accrued liabilities	275,482	(53,358)	(76,110)	(484,403)
	$199,969	$28,933	$36,124	$(488,233)

(ii) Cash and cash equivalents consist of the following:

	2005	2004	2003
Cash	$194,335	$1,087,454	$383,733
Term deposit	2,077,896	6,050,742
	$2,272,231	$7,138,196	$383,733

(iii) Interest paid in cash

		Year ended		Year ended		Year ended
		December 31,		December 31,		December 31,
		2005		2004		2003
Interest paid	$		$		$

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

10. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $360,953 (year ended December 31, 2004 - $404,784; year ended December 31, 2003 - $428,150) paid and accrued to directors and officers or companies controlled by or affiliated to directors and officers. These amounts are recorded at the exchange amount based on the amounts paid to the parties.

11. COMMITMENTS

(a) Lease commitments

The Company has future minimum payments in respect of lease commitments for office space in Thailand due in 2006 of $60,826.

(b) Payment to Government of Thailand

Pursuant to the Concession Agreement dated November 29, 1994 a fee of US$5.0 million is payable to the Government of Thailand on receipt of the Mining License for Udon South.

(c) Land purchases

In June and July 2005, the Company’s Thailand subsidiary, APPC, entered into 30 option agreements to purchase additional land within the Udon South mine site. The total land that can be acquired is approximately 0.56 sq. km.

The total purchase price is approximately $1.7 million. An initial deposit of $9,400 was paid on signing which would be deducted from the final purchase price.

The options to purchase are renewable every six months on demand by APPC. The eventual purchase of the land must be made by APPC within six months of the receipt of the Udon South Mining License. Each renewal of the purchase options requires a further deposit. In December 2005, the option agreements were extended to June 2006 after payment of a second deposit of $22,000.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

12. CONTINGENCIES

(a) Crew royalty

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to the date of acquisition, and a royalty payment equal to 1.5% of 75% of the total potash sales from the concession based on the FOB mine price. Effective December 1, 1994, the Company acquired control of APPC as it had incurred expenditures in satisfaction of the requirements for earning the 75% interest. Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

(b) Success fee - Grant of mining license for Udon South

The Company retained specialist advisors from February 13, 2004 to December 2, 2004 to assist the Company to secure its rights over Udon North under the Concession Agreement and to procure the Mining License for Udon South (“USML”). On resolution of the Udon North matter these advisors were issued 2,408,163 units (see Note 7 (b)(v)) in full settlement of their fee for the services rendered.

On January 10, 2005 the Company entered into a new agreement with the specialist advisors to assist the Company to secure an Udon South Mining Lease. The new agreement included a series of milestone events and associated payments leading up to the issue of the USML. The milestones were not achieved. The agreement was terminated and the options granted at the initiation of the agreement were cancelled on June 17, 2005.

(c) Success fee - Chinese sourced financing of project or Company

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China. This agreement was terminated on March 24, 2006. Richina was retained on an exclusive basis, for renewable three month periods, to facilitate one or more direct or indirect investments in the Company, or the Udon South project, by financial and strategic investors from an agreed list of investors. Richina was paid a monthly retainer of US$20,000 per month (reduced to US$10,000 from November 2005) plus pre-approved expenses. If the Company completes the transaction detailed in Note 16 before March 24, 2007, the Company will pay Richina a break fee of US$200,000. Richina are at arm’s length to the Company.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

12. CONTINGENCIES (Continued)

(d) Employment agreements

The Company has agreed with its employees, executives and directors that if they are terminated or asked to resign following a defined change of control transaction then the Company will be obligated to pay up to US$1.2 million in aggregate as termination payments. A Change of Control transaction is:

i. a sale by Olympus Capital Holdings Asia I, L.P. (“Olympus”) to a third party after which sale Olympus shall own less than 20% of the Company’s common shares held by Olympus on October 1, 2005;

ii. the sale of Company shares to any third party which results in such third party owning or having voting rights to 50% or more of the pro forma issued and outstanding shares of the Company;

iii. the entering into any merger, plan of arrangement, amalgamation or other business combination which results in the Company’s shareholders having less than 50% of the capital stock in the resulting corporation;

iv. the sale of 50% or more of the Company’s direct and indirect interests in and rights under the Concession Agreement dated October 4, 1984 between APPC and the Thai Government as amended; and

v. the sale of existing or newly issued shares in APPC which results in the Company having 50% or less of the voting stock of APPC.

(e) Success fee - change of control

The Company has agreed with a number of employees, executives, consultants and directors that on completion of a successful Change of Control transaction (as defined in Note 12 (d) above), the Company will be obligated to pay up to US$640,000 in aggregate as success fees.

(f) Insurance cost - change of control

The Company has agreed with the Offeror (as detailed in Note 16) that, prior to the date upon which the Offeror first takes up and pays for the shares deposited under the Offer, it may extend the existing insurance coverage for its directors and officers for a period of time not exceeding six years. The estimated cost of this extension is Cdn$500,000.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

12. CONTINGENCIES (Continued)

(g) Consulting services

On January 4, 2006 the Company retained Acumen Management Limited to provide consulting services, including providing the services of a senior executive to serve as Chief Executive Officer of the Company’s Thai subsidiary, Asia Pacific Potash Corporation.

Under the terms of this contract the Company will pay service fees of up to Baht 20 million (Cdn$568,000) during the first year of the contract. Baht 5 million (Cdn$142,000) was paid in January 2006. The balance of Baht 15 million (Cdn$426,000) is payable by the Company based upon the achievement of certain milestones.

In addition, in the event of termination of the consultant’s services by Asia Pacific Resources Ltd. without cause during the first year of the contract, or if terminated following a change of control event, then the Company shall make a one time payment of US$200,000. Where milestones have not been achieved and service fees remain unpaid at the time of termination such service fees shall no longer be payable.

(h) Normal course of business

The Company is also party to certain other actions incurred in the normal course of business, none of which management expects to have a material impact on the results of operations or financial position.

13. SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand. Capital assets consist of the investment in the potash concession, the investment in land and property and equipment.

14. DIVIDEND IN KIND

During the year ended February 28, 1994, the Company paid a dividend in kind to each shareholder of the Company representing one share of Canadian Crew Energy Corporation, now known as Crew Development Corp. (“Crew”) at a book value of $0.705 per share for each fifteen shares of the Company held on June 15, 1993. A total of 1,856,944 shares were distributed. This transaction gave rise to a taxable gain based on the market value of Crew shares of $3,353,187 and resulted in a tax liability of $866,428 after taking into account all of the Company’s remaining tax loss carryforwards at that date. The dividend is shown inclusive of the tax liability.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

15. FINANCIAL INSTRUMENTS

(a) Fair value

The carrying values of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, other current assets, deposits and accounts payable and accrued liabilities, approximate their respective fair values because of the short-term nature of such items.

(b) Financial risk

Financial risk arises from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

16. SUBSEQUENT EVENT

On March 17, 2006 the Company announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited, (the “Offeror”) a New Brunswick Corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand, for a cash takeover.

Subject to the terms and conditions of the pre-acquisition agreement the Offeror will make an offer to purchase not less than two-thirds of the common shares of the Company, including common shares issuable upon the exercise of outstanding options and warrants) for a price of Cdn$0.1425 per share. The Offeror will also offer to purchase the warrants of the Company for a price of Cdn$0.0175 per warrant, being the difference between the offer price for the common shares and the exercise price of the warrants, which currently expire on May 26, 2006.

Upon successful completion of the offer, the Udon Thani potash project would be controlled by a company associated with ITD.

The Board of Directors of the Company has given unanimous support to the proposed offer, which requires the tendering of at least two-thirds of the Company’s stock to the bid and customary regulatory approvals.

If the Company receives an unsolicited written bona fide Competing Proposal, as defined in the agreement, and the board of directors of the Company determines in good faith that the Competing Proposal is a Superior Proposal, the Company is required to promptly notify the Offeror. And is required to provide the Offeror the right, for five business days, to match the Superior Proposal by increasing the consideration payable under the Offer so as to equal or exceed the consideration under the Superior Proposal. Failing the Offeror matching the Superior Proposal, the board of directors of the Company will have the right to proceed with the Superior Proposal and terminate the pre-acquisition agreement, subject to the payment to the Offeror of a termination fee of $3 million (the “Asia Pacific Termination Fee”).

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

16. SUBSEQUENT EVENTS (Continued)

The pre-acquisition agreement may be terminated in certain specified circumstances which are usual for agreements of its type. However, termination in certain circumstances will require the payment of the $3 million Asia Pacific Termination Fee or a termination fee by the Offeror. The Asia Pacific Termination Fee will be payable, among other things, if (i) the board of directors of the Company fails to unanimously determine that the Offer would be in the best interests of the Company, determine that the Offer is fair to security-holders from a financial point of view and recommend acceptance of the Offer to security-holders, withdraws or modifies any of the foregoing determinations or recommendation, approves or recommends a Competing Proposal or Superior Proposal, or permits or causes the Company to enter into an agreement with respect to a Competing Proposal or Superior Proposal; (ii) a Competing Proposal or Superior Proposal is publicly announced or made and the board of directors of the Company fails to reaffirm its recommendation within three business days of the end of the five business day matching period and, if applicable, in a directors' circular within 10 days after the mailing of such Competing Proposal, the board of directors of the Company withdraws or modifies its recommendation of the Offer in a manner adverse to the Offeror or the Offer; (iii) the Company breaches in a material respect the No Shop Covenant; or (iv) the Company takes any action or fails to take any action relating to its covenants in the pre-acquisition agreement that would or would be reasonably likely to impair the availability to the Offeror of the increases in the adjusted cost base of the shares of certain subsidiaries of the Company.

The Offeror will be required to pay the Company: (i) a termination fee of $1,500,000 if the Offeror fails to make the Offer in accordance with the prescribed time period (other than by reason of the non-fulfillment of a condition precedent to making the Offer); and (ii) a termination fee of $3,000,000 if the Offeror makes the Offer but subsequently withdraws it in circumstances where none of the Asia Pacific Termination Fee events have occurred or all conditions to the obligation of the Offeror to take up and pay for Sought Securities under the Offer have been met or waived but the Offeror fails to take up and purchase Sought Securities deposited under the Offer in accordance with applicable securities laws; subject to the limitation that the maximum termination fee the Offeror will be liable for is Cdn$3,000,000.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which, in the case of the Company, differ in some respects from US GAAP. The differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below:

Consolidated Balance Sheets

		December 31,	December 31,
		2005	2004
Total assets under Canadian GAAP		$102,049,367	$106,247,137
Increase in investment in potash concession due to inclusion
of valuation of options in purchase price of Metro	(a)	5,091,429	5,091,429
Decrease in investment in potash concession
due to expensing of exploration costs	(b)	(29,407,984)	(28,858,545)
Total assets under US GAAP		$77,732,812	$82,480,021
Total liabilities under Canadian GAAP		$13,335,229	$14,559,967
Additional future income taxes recognized on acquisition
of Metro	(a)	1,220,912	1,330,420
Total liabilities under US GAAP		$14,556,141	$15,890,387
Shareholder's equity under Canadian GAAP		$88,714,138	$91,687,170
Net increase in investment in potash concession
arising on Metro acquisition	(a)	3,564,000	3,564,000
Effect of exchange on Metro adjustments	(a)	306,517	197,009
Cumulative deferred exploration adjustment	(b)	(29,407,984)	(28,858,545)
Increase in accumulated deficit due to beneficial
conversion feature	(h)	(1,949,766)	(1,949,766)
Increase in paid-in capital due to beneficial conversion
feature	(h)	1,949,766	1,949,766
Shareholders' equity under US GAAP		$63,176,671	$66,589,634

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Loss

		Cumulative
		from inception to	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2005	2005	2004	2003
Net loss under Canadian GAAP		$(81,254,090)	$(2,896,666)	$(3,685,799)	$(4,764,412)
Investment in potash concession
exploration expenditures
expensed	(b)	(29,407,984)	(549,439)	(1,169,225)	(2,129,240)
Accretion of interest on
convertible debentures	(d)	5,426,595	-		-
Amortization of deferred
financing costs	(d)	(441,156)	-		-
Adjustment to income tax
expense	(e)	(866,428)	-		-
Beneficial conversion feature	(h)	(1,949,766)	-	(1,949,766)	-
Foreign exchange on Metro
adjustments	(a)	306,517	109,508	72,332	124,677
Consulting expense - warrants	(f)	(1,071,937)	-		-
Consulting expense - options	(f)	(356,988)	-		-
Net loss and comprehensive loss
under US GAAP	(g)	($109,615,237)	$(3,336,597)	$(6,732,458)	$(6,768,975)
Loss per share under US GAAP			$(0.01)	$(0.01)	$(0.02)

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

		Cumulative
		from inception to	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2005	2005	2004	2003
Cash flows from operating
activities under Canadian GAAP		$(40,893,873)	$(4,446,061)	$(4,459,048)	$(5,404,139)
Exploration expenditures	(b)	(29,032,064)	(549,439)	(793,305)	(2,129,240)
Cash flows from operating
activities under US GAAP		$(69,925,937)	$(4,995,500)	$(5,252,353)	$(7,533,379)
Cash flows from financing
activities under Canadian
and US GAAP		$132,934,754	$408,851	$11,912,879	$2,175,210
Cash flows from investing
activities under Canadian GAAP		$(89,768,649)	$(828,755)	$(699,367)	$(2,220,654)
Exploration expenditures	(b)	29,032,064	549,439	793,305	2,129,240
Cash flows from investing
activities under US GAAP		$(60,736,585)	$(279,316)	$93,938	$(91,414)

(a) Acquisition of Metro Resources Ltd. (“Metro”)

Under US GAAP, the purchase price for the acquisition of Metro in 1999 would have also included the value of options issued by the Company in the acquisition. Details of the adjustment are as follows:

Options of Metro assumed	5,000,000
Fair value of Asia Pacific options	$1.62
Exchange ratio	0.44
Fair value of equivalent Asia Pacific options	$0.71
Fair value of options to be included in the purchase price	$3,564,000
Additional future income tax liabilities related to increased
purchase price at acquisition date	1,527,429
Total increase in potash concession due to inclusion of valuation
of options in purchase price	$5,091,429
Additional future income tax liabilities at December 31, 2005
after exchange effect	$1,220,912

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a) Acquisition of Metro Resources Ltd. (“Metro”) (continued)

The fair value of the options was estimated using the Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company’s share price of 57% and an annual risk free rate of 5.3% .

Under Canadian GAAP, the options issued by the Company were not included in the purchase price.

(b) Deferred exploration costs

Under US GAAP, exploration costs related to mineral properties are expensed until there is substantial evidence that a commercial body of ore has been located and project financing has been secured, whereas Canadian GAAP allows exploration costs related to mineral properties to be deferred during the exploration stage until such time as it is evident that the deferred cost exceeds the estimated recoverable amount or the property is abandoned.

(c) Foreign currency

The Company has reassessed the functional currency of certain of its foreign subsidiaries. The Company believes that the functional currency under US GAAP and the currency of measure under Canadian GAAP is the Canadian dollar. Currently none of the Company’s foreign operations generate revenue or have the ability to arrange for third party financing. All cash resources of the foreign entities are derived from the parent company which has the Canadian dollar as the functional currency and Canadian dollar denominated expenditures represent a significant portion of total expenditures in the foreign subsidiaries.

This determination results in there being no US GAAP to Canadian GAAP difference in this regard. The Company had previously reported a GAAP difference based on the premise that certain subsidiaries had a functional currency other than the Canadian dollar under US GAAP. This change has been applied retroactively with the effect that the unrealized translation loss and comprehensive loss were reduced by $342,126 and $628,871 for the years ended December 31, 2004 and 2003, respectively, and total assets and shareholders’ equity under US GAAP were both increased by $1,669,916 as at December 31, 2004.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d) Convertible debentures

Under US GAAP, the convertible debentures issued during the year ended February 28, 1999 were recorded entirely as debt with no portion segregated into an equity component. Under Canadian GAAP, the convertible debentures issued during the year ended February 28, 1999 were segregated into their liability and equity components measured at their respective fair values at the date the convertible debentures were issued (Note 6).

Over the term of the convertible debentures the liability component has been accreted to the fair value of the convertible debentures by the recording of additional interest expense. By February 28, 2002, the remaining liability component of the convertible debentures had been fully accreted.

In addition, the financing costs netted against the equity component of convertible debentures under Canadian GAAP were deferred and amortized under US GAAP. These financing costs were fully amortized under US GAAP as at February 28, 2002.

(e) Dividend in kind

Under US GAAP, dividends in kind, consisting of investments previously accounted for using the equity method, are recorded at book value and any related tax expense is included in operations. Under Canadian GAAP, dividends in kind are recorded at book value plus any related tax liabilities. As a result of the foregoing, the dividend in kind in the year ended February 28, 1994 would have been decreased under US GAAP by $866,428. However, there would have been no change in the shareholders’ equity at the end of that year.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f) Stock-based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), issued in October 1995, requires the use of a fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. However, SFAS No. 123 allows the Company to continue to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), and the related FASB Interpretation No. 44 (“FIN 44”), which specifies the use of the intrinsic value method. Prior to the change in accounting policy whereby the Company adopted a fair value based method to account for stock compensation effective March 1, 2002, the Company accounted for stock compensation in accordance with APB 25 and FIN 44. Since stock options were granted at the quoted market value of the Company’s common shares at the date of the grant, there was no compensation cost recognized by the Company under US GAAP. In accordance with FIN 44, the Company began accounting for certain previously granted employee stock options, for which the maturity date was extended to October 27, 2005, commenced being recorded as variable stock options effective July 1, 2000. Under this accounting method, increases in the trading price of the Company’s common stock over the exercise price of the related share purchase option are recorded as compensation expense. During the ten month period ended December 31, 2002 and the year ended February 28, 2002, no compensation expense was recorded on these modified stock options as the exercise price was higher than the market price at the respective year ends and at December 31, 2003 these options had all been cancelled.

Effective March 1, 2002, the Company adopted the fair value based method to account for stock compensation and also changed its US GAAP accounting policy, on a prospective basis, to adopt the fair value based method under SFAS No. 123.

Since the Company introduced a stock option plan in 2002 with variable exercise prices and there are no differences in the accounting for these stock options under the Company’s Canadian GAAP accounting policy and SFAS No. 123.

(g) Comprehensive income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which is required to be adopted for fiscal years beginning on or after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. As defined in SFAS No. 130, the Company has determined that comprehensive loss is equivalent to net loss under US GAAP.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h) Convertible Notes Beneficial Conversion Feature

In 2004 the Company converted US$2.0 million of convertible notes (the “Notes”) together with accrued interest into 27,837,602 units with each unit consisting of a common share and a warrant to acquire a common share, as described in Note 7 (b) (iii). Pursuant to Emerging Issues Task Force No. 00-27, “Application of Issue 98-5 to Certain Convertible Instruments”, the Company is required to recognize a beneficial conversion feature, on the date that the Notes were converted in the amount of $1,949,766. The resulting discount is recognized as additional interest expense on date of conversion. The net effect of this adjustment is to increase each of net loss and cumulative net loss by $1,949,766 at December 31, 2004 with an offsetting increase to shareholders’ equity.

(i) Recent pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R will supersede APB Opinion 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. SFAS 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date is January 1, 2006.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29. The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(i) Recent pronouncements (continued)

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6,

Accounting for Stripping Costs Incurred during Production in the Mining Industry, (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs Applicable to Sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-6 will have no impact.

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this standard on January 1, 2006. We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated results of operations, financial condition and cash flows.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(i) Recent pronouncements (continued)

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation,

Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109. The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained. The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted). The comment period ended September 12, 2005. The Company does not expect the proposed Interpretation to have a material impact on its results.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R) (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS No. 123(R), and do not anticipate that the implementation of this Statement will have a significant impact on our results of operations.

ASIA PACIFIC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

17. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(i) Recent pronouncements (continued)

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We are currently evaluating this transition method.